Robert S. McLean
Vice President, General Counsel and Secretary
robert.mclean@enproindustries.com

September 9, 2014

Via EDGAR

Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-4631

Re:    EnPro Industries, Inc.
Form 10-K
Filed February 25, 2014
File No. 001-31225

Dear Mr. O’Brien:

This letter responds to the comments on the Form 10-K for the fiscal year ended December 31, 2013 and Forms 10-Q for the periods ended March 31, 2014 and June 30, 2014 of EnPro Industries, Inc. (the “Company”) provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to the Company dated August 25, 2014. We have repeated your comment below in italics and have included our response as requested in your letter.
Form 10-Q for the period ended June 30, 2014

Note 9. Long-Term Debt, page 9

1.
We have read your response to comment 2 in our letter dated July 28, 2014. Please provide us with a comprehensive explanation as to how you accounted for the June 2014 exchange transaction pursuant to ASC 470-20-40. Please address the following in your explanation:

•	Please provide us with the calculations you used to determine the amount of loss to be recorded on the exchange. Please specifically show the calculation for each component of the loss; and

•	Please show us how you determined the value to allocate to the liability component as well as the embedded conversion option.

5605 Carnegie Boulevard
Charlotte NC 28209-4674
Phone 704 731 1519
Fax 704 731 1511
www.enproindustries.com

Terence O’Brien
U.S. Securities and Exchange Commission
September 9, 2014

_________________________________

Company response

We followed the guidance of FASB Staff Position APB 14-1 (ASC 470-20-30) in initially recording our 3.9375% Convertible Senior Debentures due 2015 upon adoption of the standard in the first quarter of 2009. Consequently, as noted in our prior response to the Staff, we followed the guidance for the derecognition of convertible debt with a cash conversion feature as outlined in ASC 470-20-40-20 to account for the June transactions involving our Convertible Senior Debentures (for simplicity, in our discussion below, we refer to our Convertible Senior Debentures as “bonds”).

The June transactions involved exchanging $41.635 million in aggregate principal amount of the bonds for shares of EnPro common stock worth the stated conversion rate plus a premium of $42.50 per $1,000 bond. Using the EnPro common stock volume-weighted average price (VWAP) of $72.6718 per share on the day of the transactions, this amounted to 1,256,626 shares of EnPro common stock calculated as 41,635 $1,000 bonds times 30.1820 shares per bond (29.5972 share per bond stated conversion rate plus 0.5848 share per bond premium ($42.50/$72.6718 VWAP)). This conversion represented 35.76% of the outstanding aggregate principal amount of the bonds ($41.635 million / $116.415 million).

The $1.769 million premium (41,635 bonds times $42.50 per bond) was considered an inducement payment and immediately expensed as part of the loss on exchange in accordance with ASC 470-20-40-26. The remaining $89.552 million (41,635 bonds times 29.5972 shares per bond conversion rate times $72.6718 VWAP) was considered the fair value of the consideration transferred to the bond holders. According to ASC 470-20-40-20b, this amount had to be allocated between the liability and equity components of the original instrument.

To determine the fair value of the liability, we initially tried to price a similar 10-year bond without a conversion option that was maturing in October 2015 (the maturity date of the bonds exchanged), but had difficulty identifying such instruments that matched our credit profile to the extent that we would be able to measure the fair value. The guidance allows an alternative discount rate adjustment technique (an income approach) to calculate the expected present value of the cash flows. We estimated our non-convertible borrowing rate to be 8.11% based on the prevailing market conditions for the risk-free rate and estimates of our credit spread. The present value of the principal and interest cash flows using the 8.11% discount rate was $39.436 million which was then allocated as the liability component of the consideration paid.

We recognized in our Consolidated Statement of Operations an additional loss on exchange of $0.658 million which represented the difference between the consideration attributed to the liability component of $39.436 million and the net carrying amount of the liability component of $38.778 million ($108.427 million of total Convertible Senior Debentures liability times 35.76% exchanged). We recognized an additional expense of $0.110 million related to the write-off of unamortized debt issuance costs ($0.309 million of total unamortized debt issuance costs times 35.76% exchanged). We recorded this amount as additional amortization of debt issuance costs rather than including it as a part of the loss on exchange due to immateriality.

We allocated the remaining $50.116 million of settlement consideration ($89.552 million of total consideration less the $39.436 million attributed to the liability component) to the reacquisition of the embedded conversion option of the Convertible Senior Debentures and recognized that as a reduction of shareholders’ equity. Since the consideration paid was in the form of EnPro common stock shares, there was no net change in shareholders’ equity related to the reacquisition of the equity component.

Terence O’Brien
U.S. Securities and Exchange Commission
September 9, 2014

_________________________________

Transaction costs incurred with third parties other than the investors were insignificant (less than $0.1 million), so they were recognized in selling, general and administrative expense in our Consolidated Statement of Operations rather than allocating them to the liability and equity components and accounting for as debt extinguishment costs and equity reacquisition costs, respectively.

* * *
In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (704) 731-1519.

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Vice President, General Counsel and Secretary